Exhibit 3

FOR IMMEDIATE RELEASE	19 August 2011

WPP PLC (“WPP”)

WPP acquires Rockfish Interactive

WPP Digital, the digital arm of WPP, announces that it has agreed to acquire the assets of Rockfish Interactive Corp. (“Rockfish”), a leading digital marketing agency, subject to regulatory approval and the approval of Rockfish’s shareholders.

Founded in 2006 and based in Rogers, Arkansas, Rockfish employs 150 people. It provides strategic consulting, technology, mobile, design and digital marketing services to such clients as Walmart, Sam’s Club, Cisco, Procter & Gamble, United Healthcare, EA Sports and Tyson Foods. Rockfish was named “Small Agency of the Year” by Advertising Age magazine in 2009 and in 2010 it was third on the magazine’s “Agency A-List.” OMMA magazine, a publication devoted to coverage of online media and marketing, recognized Rockfish as its “Best Web Design and Development” agency of the year in 2010. Last year, Inc. Magazine included Rockfish among its list of 500 fastest-growing companies.

Rockfish’s total assets as of June 20 2011 were $4.7 million.

This acquisition continues WPP’s strategy of investing in fast growing sectors and markets and further strengthens its capabilities in the digital marketing sector. Digital, direct and interactive now account for about 30% of WPP’s $15 billion revenues, with a target of 30-35% in the next three to four years. Digital assets include the two largest global digital networks, Wunderman and OgilvyOne with revenues of over $900 million and over $800 million respectively, and VML, all three voted “digital leaders” by the leading independent internet research firm. No other holding company has more than one.

Contact: Feona McEwan, WPP Kevin McCormack, WPP www.wpp.com	T. +44-20 7408 2204 T. +212-632-2239